SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                            COMMANDER RESOURCES LTD.
                     (formerly Major General Resources Ltd.)
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    200502102
                                 (CUSIP Number)

                                 Keith Presnell
                        Global Resource Investments Ltd.
                               7770 El Camino Real
                           Carlsbad, California 92009
                               Tel.: 760-943-3939
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 20, 2003
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. NOT APPLICABLE

CUSIP No. 200502102                                                 Page 2 of 10


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON   Exploration Capital Partners Limited Partnership
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON               88-0384192
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,922,222
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    3,922,222
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,922,222
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 200502102                                                 Page 3 of 10


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON            Resource Capital Investment Corporation
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON               88-0384205
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,922,222
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    3,922,222
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,922,222
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 200502102                                                 Page 4 of 10


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                     Rule Family Trust udt 12/17/98
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON           Not Applicable

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,255,554
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,255,554
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,255,554
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 200502102                                                 Page 5 of 10


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                               Arthur Richards Rule
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,255,554
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,255,554
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,255,554
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 200502102                                                 Page 6 of 10


                                  SCHEDULE 13D
                                (Amendment No. 1)

      The Statement on Schedule 13D, dated March 8, 2002 (the "Original Statement"), initially filed by Exploration Capital Partners Limited Partnership ("Exploration Capital"), Global Resource Investments Ltd. ("Global Resource"), Resource Capital Investment Corp. ("Resource Capital"), Rule Investments, Inc. ("Rule Investments"), the Rule Family Trust udt 12/17/98 (the "Trust"), a revocable grantor trust, and Arthur Richards Rule ("Mr. Rule"), is hereby amended by this Amendment No. 1, dated June 17, 2003 (the "Amendment", and with the Original Statement, the "Schedule 13D"), filed by Exploration Capital, Resource Capital, the Trust and Mr. Rule, to reflect certain changes in the information previously filed in the Original Statement relating to the outstanding Common Shares without par value (the "Common Shares") of Commander Resources Ltd. (formerly Major General Resources Ltd.) (the "Issuer"). Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Original Statement.

      Information in this Amendment reflects the 3-for-1 consolidation of the Issuer's Common Shares effected on May 6, 2002.

      NOTE: Beneficial ownership calculations herein are based on 17,728,830 Common Shares of the Issuer outstanding as of June 16, 2003.

Item 1. Security and Issuer

      Item 1 is hereby amended to change the name of the Issuer from Major General Resources Ltd. to Commander Resources Ltd.

Item 2. Identity and Background

      Item 2(a) and (b) are hereby amended and restated to read in their entirety as follows:

(a) Names

This Statement is filed by (i) Exploration Capital, as the direct beneficial owner of Shares*; (ii) by virtue of its position as General Partner of Exploration Capital, by Resource Capital; (iii) by virtue of its indirect ownership and control of (A) Exploration Capital (as owner of 90% of Resource Capital) and (B) Global Resource, a direct beneficial owner of Shares, as set forth below, by the Trust; and (iv) by virtue of his position with Resource Capital and ownership interest in the Trust, as described below, by Mr. Rule (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

Global Resource, which is not a Reporting Person, is the direct beneficial owner of 333,332 Shares (less than 2% of the Outstanding Issuer Shares, as defined in Item 5(a) below). The corporate General Partner of Global Resource is Rule Investments. The Trust owns 100% of Rule Investments.

Mr. Rule is President and a Director of Resource Capital and, with his wife, is co-Trustee of the Trust, which owns 90% of Resource Capital.

CUSIP No. 200502102                                                 Page 7 of 10


The only other executive officer or Director of any of the Reporting Persons is Keith Presnell, who is Chief Financial Officer and a Director of Resource Capital. Information as to Mr. Presnell is provided in addition to that for the Reporting Persons in Items 2 through 6 of the Schedule 13D.

* NOTE: For purposes of this Statement, the term "Shares" includes Common Shares owned as well as those issuable on exercise of immediately exercisable warrants.

(b) Residence or business addresses:

The address of the principal executive offices of Exploration Capital and Resource Capital and the principal business address of each the Trust, Mr. Rule and Mr. Presnell is 7770 El Camino Real, Carlsbad, California 92009.

Item 5. Interest in Securities of the Issuer

      Item 5(a), (b) and (c) are hereby amended and restated to read in their entirety as follows:

(a) Exploration Capital is the direct beneficial owner of 3,922,222 Shares (including 2,222,222 immediately exercisable warrants), or approximately 19.7% of the 17,728,830 shares (the "Outstanding Issuer Shares") of the Issuer outstanding. By virtue of the relationships described under Item 2 of the
Schedule 13D, each of Resource Capital, the Trust and Mr. Rule may be deemed to share indirect ownership of the Shares directly beneficially owned by Exploration Capital.

Global Resource is the direct beneficial owner of 333,332 Shares (including 166,666 immediately exercisable warrants), or approximately 1.9% of the Outstanding Issuer Shares. By virtue of the relationships described under Item 2 of the Schedule 13D, each of the Trust and Mr. Rule may be deemed to share indirect ownership of the Shares directly beneficially owned by Global Resource.

By virtue of their relationships with Exploration Capital and Global Resource, each of the Trust and Mr. Rule may be deemed to share indirect ownership of an aggregate 4,255,554 Shares (including 2,388,888 immediately exercisable warrants), or approximately 21.2% of the Outstanding Issuer Shares.

(b) Each of Exploration Capital and Global Resource has the direct power to vote and direct the disposition of the Shares held by it. By virtue of the relationships described in Item 2, each of Resource Capital, the Trust and Mr. Rule may be deemed to share the indirect power to vote and direct the disposition of the Shares held by Exploration Capital. Also by virtue of the relationships described in Item 2, each of the Trust and Mr. Rule may be deemed to share the indirect power to vote and direct the disposition of the Shares held by Global Resource.

(c) Since the filing of the Original Statement, the following transactions have occurred with respect to the Shares beneficially owned by the Reporting Persons:

Exploration Capital sold Common Shares in open market transactions on the TSX Venture Exchange, as follows:

               Date              No. of Shares       Price per Share*
               -------           -------------       ----------------
               2/20/03              116,500              $0.15
               2/21/03              105,722              $0.16
               2/28/03               80,000              $0.16
               5/20/03               51,000              $0.15
               5/21/03               40,000              $0.16
               5/22/03               27,000              $0.16
               5/23/03               56,000              $0.15

CUSIP No. 200502102                                                 Page 8 of 10


               Date              No. of Shares       Price per Share*
               -------           -------------       ----------------
               5/26/03               46,000              $0.14


* Canadian dollar amounts based on assumed exchange rate of U.S.$0.72 to Cdn.$1.00.

Item 7. Material to be Filed as Exhibits

EXHIBIT 1 Power of Attorney dated October 8, 2002.

                       DISCLAIMER OF BENEFICIAL OWNERSHIP

      Not applicable

CUSIP No. 200502102                                                 Page 9 of 10


                                   SIGNATURES

      After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  June 17, 2003            Exploration Capital Partners Limited Partnership

                                By: Resource Capital Investment Corporation, its general partner

                                By:  /s/ Keith Presnell
                                     -------------------------------------------
                                     Keith Presnell, Chief Financial Officer


Date:  June 17, 2003            Resource Capital Investment Corporation

                                By:  /s/ Keith Presnell
                                     -------------------------------------------
                                     Keith Presnell, Chief Financial Officer


Date:  June 17, 2003            Rule Family Trust udt 12/17/98

                                By:  /s/ Keith Presnell
                                     -------------------------------------------
                                     Keith Presnell, Attorney-in-Fact for
                                         Arthur Richards Rule, Trustee


Date:  June 17, 2003            Arthur Richards Rule, individually

                                By:  /s/ Keith Presnell
                                     -------------------------------------------
                                     Keith Presnell, Attorney-in-Fact